UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And Amendments Thereto Filed Pursuant To Rule 13d-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. ______________)*

Cipherloc Corporation

(Name of Issuer)

Common Stock. par value $0.001

(Title of Class of Securities)

637479106

(CUSIP Number)

Brian W. Haugli

6836 Bee Cave Road, Bldg. 1, S#279

Austin, TX 78746

(512) 772-4245

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 57682A 102	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brian W. Haugli
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	42,541,571 shares*
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	42,541,571 shares*
	10.	SHARED DISPOSITIVE POWER	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,541,571 shares*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.66%
14.	TYPE OF REPORTING PERSON IN

*	Consists of 71 shares issuable upon conversion of 71 shares of preferred stock.

SCHEDULE 13D

CUSIP No. 57682A 102	Page 3 of 5

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Cipherloc Corporation a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6836 Bee Cave Road, Bldg. 1, S#279, Austin, TX 78746.

Item 2.	Identity and Background

This statement of beneficial ownership on Schedule 13D is being filed by Brian W. Haugli (the “Reporting Party”), pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The address of the Reporting Party’s principal business and principal office is 6836 Bee Cave Road, Bldg. 1, S#279, Austin, TX 78746.

The Reporting Party is a United States citizen who serves as Chief Executive Officer and President of the Issuer.

During the last five years, the Reporting Party has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The 42,541,500 shares of the Common Stock and 71shares of Preferred Stock were acquired in exchange for the equity securities of SideChannel, Inc., a Massachusetts corporation (the “Subsidiary”), pursuant to an Equity Securities Purchase Agreement, dated May 16, 2022. The closing of the transactions under that agreement were consummated on July 1, 2022. In connection with the acquisition, the equity securities of the Subsidiary were converted into the right to receive a total of 119,800,000 shares of the Common Stock and 100 shares of Preferred Stock. The Reporting Person may receive up to an additional 42,529,000 shares of Common Stock on or before the fourth anniversary of the closing, subject to the Issuer receiving at least $5.5 million of cash collections from customers of the Subsidiary on a trailing 12-month basis.

Item 4.	Purpose of Transaction

The Reporting Party has acquired all of the shares of Common Stock for investment purposes and has no plan or proposal thereto relates to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D.

SCHEDULE 13D

CUSIP No. 57682A 102	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

The Reporting Party is deemed to directly beneficially own 42,541,500 shares of Common Stock and indirectly beneficially own 71 shares of Common Stock. The 42,541,571 shares of Common Stock beneficially owned by the Reporting Party constitutes 28.67% of the Issuer’s outstanding shares of Common Stock, based upon 148,445,832 shares of Common Stock outstanding as of July 1, 2022 and calculated in accordance with Rule 13d-3(d). The Reporting Party has sole power to vote and dispose of the shares of Common Stock he is deemed to directly beneficially own.

Except for the shares of Common Stock acquired pursuant to the Merger and in the open market transactions (as described in Item 3 of this report), no transaction in the Common Stock of the Issuer was effected by the Reporting Party during the past 60 days.

No other person is known by the Reporting Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock subject to this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Reporting Party does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, the division of profits or losses or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

None

SCHEDULE 13D

CUSIP No. 57682A 102	Page 5 of 5

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Parties certify that the information set forth in this statement is true, complete and correct.

July 5, 2022

/s/ Brian W. Haugli
Brian W. Haugli, individually